Dreyfus Institutional Preferred Money Market Fund

SEMIANNUAL REPORT September 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Preferred Money Market Fund for the six-month period ended September 30, 2005. During the reporting period, the fund produced an annualized yield of 3.15%, which, after taking into account the effects of compounding, results in an annualized effective yield of 3.20%.[1]

The Economy

When the reporting period began, higher energy prices and robust employment gains had rekindled investors' inflation concerns. Accordingly, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. In fact, in the announcement of its March increase of the overnight federal funds rate to 2.75%, which was implemented just days before the start of the reporting period, the Fed noted, "Pressures on inflation have picked up in recent months and pricing power is more evident."

Soon after the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might have hit another soft patch. These concerns proved to be short-lived, as it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. On the other hand, difficulties encountered by the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

At its meeting in early May, the Fed increased the federal funds rate to 3%. Yet, evidence of slower economic growth in global markets weighed on investor sentiment. As a result, the 10-year U.S. Treasury bond rallied, with yields falling below 4%. Although economic expectations appeared to improve in June, when the U.S. labor market strengthened further, oil prices rose above $60/barrel, and investors continued to worry that higher energy prices and borrowing costs might hinder economic activity. But when the Fed again hiked the federal funds rate to 3.25% on June 30, it left the language in its accompanying statement unchanged, suggesting that additional rate increases were likely. It later was estimated that U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

In July, it was revealed that non-farm payrolls continued to increase, and the unemployment rate had dropped to 5.0%. These gains helped convince investors that economic growth remained solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate.

The economic recovery remained on track in August, and the Fed again raised interest rates, hiking the federal funds rate to 3.5%. On August 29, however, Hurricane Katrina struck the Gulf Coast, leaving in its wake severe human and economic damage. America's largest port was in ruins, New Orleans was rendered uninhabitable and oil prices spiked to more than $70 per barrel.

Hurricane Rita followed just a few weeks later, devastating stretches of the Texas and Louisiana coasts that are home to a significant portion of U.S. oil drilling and refining capacity. According to preliminary estimates from the Congressional Budget Office, the storms and their aftermath could shave between ½% and 1% from U.S. GDP during the second half of 2005.

As a result of heightened economic uncertainty in the storms' wake, some analysts believed that the Fed might pause, refraining from raising interest rates at its September 20 meeting. These forecasts proved to be incorrect, and the Fed increased the federal funds rate for the eleventh consecutive time, to 3.75%. In addition, the Fed signaled that it was not yet finished with its credit-tightening campaign by again commenting that future rate hikes were likely to be "measured." Accordingly, investors revised upward their interest-rate expectations, anticipating that the Fed would continue to raise rates gradually before it concludes that they have reached a level that neither stimulates nor restricts economic growth.

Portfolio Focus

During the reporting period, most money market investors had focused primarily on securities with maturities of six months or less as the Fed continued on its tightening course. As a result, yield differences between overnight instruments and one-year securities widened significantly. Nonetheless, to maintain the liquidity required to capture higher yields as they became available, we set the fund's weighted average maturity in a range we considered shorter than industry averages, occasionally adjusting the fund's weighted average maturity to reflect the proximity of upcoming Fed meetings.



Patricia A. Larkin
Senior Portfolio Manager

October 17, 2005
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Preferred Money Market Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2005

Expenses paid per $1,000†	$ .51
Ending value (after expenses)	$1,015.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

Expenses paid per $1,000†	$ .51
Ending value (after expenses)	$1,024.57

† Expenses are equal to the fund's annualized expense ratio of .10%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Negotiable Bank Certificates of Deposit–43.7%	Principal Amount ($)	Value ($)
Banca Intesa 3.62%, 10/11/2005	100,000,000	100,000,000
Banca Intesa (Yankee) 3.70%, 10/31/2005	100,000,000	100,000,000
Banco Bilbao Vizcaya Argentaria (Yankee) 3.79%, 12/13/2005	200,000,000	200,000,000
Barclays Bank (Yankee) 3.61%, 10/11/2005	300,000,000	300,000,000
BNP Paribas (Yankee) 3.61%, 10/11/2005	350,000,000	350,000,000
Calyon (Yankee) 3.61%, 10/13/2005	350,000,000	350,000,000
CIBC (Canadian Imperial Bank Of Commerce) (Yankee) 3.82%, 11/21/2005	270,000,000	270,000,000
Credit Suisse First Boston (Yankee) 3.62%-3.71%, 10/11/2005-10/31/2005	230,000,000	230,000,000
Depfa Bank PLC (Yankee) 3.61%, 10/12/2005	250,000,000	250,000,000
First Tennessee Bank 3.61%, 10/11/2005	100,000,000	100,000,000
HBOS Treasury Services PLC (London) 3.80%, 12/13/2005	30,000,000	30,000,000
HSH Nordbank (Yankee) 3.62%, 10/11/2005	150,000,000	150,000,000
Landesbank Baden-Wuerttemberg (Yankee) 3.78%, 3/6/2006	300,000,000	300,006,376
Natexis Banques Populares (Yankee) 3.61%-3.78%, 10/13/2005-12/13/2005	250,000,000	249,997,992
Societe Generale (Yankee) 3.61%, 10/12/2005	350,000,000	350,000,000
Svenska Handelsbanken (Yankee) 3.61%, 10/11/2005	50,000,000	50,000,069
Washington Mutual Bank F.A. 3.61%, 10/12/2005	200,000,000	200,000,000
Total Negotiable Bank Certificates of Deposit (cost $3,580,004,437)		**3,580,004,437**

Commercial Paper−22.3%	Principal Amount ($)	Value ($)
Allied Irish Banks N.A. 3.46%, 10/3/2005	200,000,000	199,961,889
Amsterdam Funding Corp. 3.61%-3.82%, 10/4/2005-11/21/2005	250,000,000 a	249,209,543
Bank of America Corp. 3.82%, 11/21/2005	130,000,000	129,300,167
CAFCO LLC 3.70%, 10/27/2005	100,000,000 a	99,734,222
CBA (DE) Finance Inc. 3.82%, 11/22/2005	10,000,000	9,945,111
Deutsche Bank Financial LLC 3.88%, 10/3/2005	150,000,000	149,967,667
Falcon Asset Securitization Corp. 3.82%, 11/16/2005	50,000,000 a	49,757,222
Harrier Finance Funding 3.80%, 3/3/2006	45,000,000 a	44,286,637
HSH Nordbank 3.79%, 12/13/2005	50,000,000	49,619,792
ING America Insurance Holding, Inc. 3.62%, 10/7/2005	72,000,000	71,956,800
Long Lane Master Trust 3.79%, 12/8/2005	69,632,000 a	69,138,773
Mane Funding 3.83%, 11/21/2005	159,762,000 a	158,899,685
Morgan Stanley 3.81%, 10/20/2005	200,000,000	199,598,889
PREFCO 3.70%, 10/25/2005	45,854,000 a	45,741,505
Santander Central Hispano Finance (DE) Inc. 3.81%, 2/28/2006	100,000,000	98,441,667
Spintab 3.81%, 2/28/2006	50,000,000	49,220,833
UBS Finance (DE) LLC 3.86%, 10/3/2005	150,000,000	149,967,832
Total Commercial Paper (cost $1,824,748,234)		**1,824,748,234**

Corporate Notes–6.1%	Principal Amount ($)	Value ($)
Bank of America N.A.		
3.81%, 1/19/2006	150,000,000 [b]	150,000,000
Fifth Third Bancorp		
3.79%, 11/23/2009	200,000,000 [b]	200,000,000
Morgan Stanley & Co.		
3.67%, 2/3/2011	150,000,000 [b]	150,000,000
Total Corporate Notes		
(cost $500,000,000)		**500,000,000**

Short Term Bank Notes–3.0%		
Bank of America		
3.78%, 12/12/2005	45,000,000	45,000,000
World Savings Bank		
3.61%, 10/11/2005	200,000,000	200,000,000
Total Short Term Bank Notes		
(cost $245,000,000)		**245,000,000**

Time Deposits–21.6%		
Branch Banking & Trust Co. (Grand Cayman)		
3.88%, 10/3/2005	350,000,000	350,000,000
Fifth Third Bank (Grand Cayman)		
3.94%, 10/3/2005	100,000,000	100,000,000
Fortis Bank (Grand Cayman)		
3.90%, 10/3/2005	300,000,000	300,000,000
Key Bank (Grand Cayman)		
3.89%, 10/3/2005	350,000,000	350,000,000
Nordea Bank AB (Grand Cayman)		
3.88%, 10/3/2005	350,000,000	350,000,000
State Street Bank & Trust Co. (Grand Cayman)		
3.90%, 10/3/2005	315,000,000	315,000,000
Total Time Deposits		
(cost $1,765,000,000)		**1,765,000,000**

U.S. Government Agencies–3.1%	Principal Amount ($)	Value ($)
Federal Home Loan Banks 3.81%, 4/11/2006 (cost $249,921,057)	250,000,000 b	**249,921,057**
Total Investments (cost $8,164,673,728)	**99.8%**	**8,164,673,728**
Cash and Receivables (Net)	**.2%**	**17,607,232**
Net Assets	**100.0%**	**8,182,280,960**

a   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2005, these securities amounted to $716,767,587 or 8.8% of net assets.*

b   *Variable interest rate—subject to periodic change.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Banking	88.7	Asset Backed-Multiseller Programs	2.3
Brokerage Firms	4.3	Other	1.4
Government Agencies	3.1		**99.8**

†   *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	8,164,673,728	8,164,673,728
Interest receivable		19,980,918
		8,184,654,646
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		644,690
Cash overdraft due to Custodian		1,728,996
		2,373,686
Net Assets ($)		**8,182,280,960**
Composition of Net Assets ($):		
Paid-in capital		8,183,256,300
Accumulated net realized gain (loss) on investments		(975,340)
Net Assets ($)		**8,182,280,960**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		8,183,256,300
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**136,460,346**
Expenses:	
Management fee–Note 2(a)	**4,211,058**
Investment Income–Net, representing net increase in net assets resulting from operations	**132,249,288**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005
Operations ($):		
Investment income–net	132,249,288	160,666,464
Net realized gain (loss) on investments	–	(951,775)
Net Increase (Decrease) in Net Assets Resulting from Operations	**132,249,288**	**159,714,689**
Dividends to Shareholders from ($):		
Investment income–net	**(132,249,288)**	**(160,666,464)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	17,796,307,313	44,357,885,263
Dividends reinvested	119,897,690	135,277,184
Cost of shares redeemed	(18,564,361,387)	(46,378,747,819)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(648,156,384)**	**(1,885,585,372)**
Total Increase (Decrease) in Net Assets	**(648,156,384)**	**(1,886,537,147)**
Net Assets ($):		
Beginning of Period	8,830,437,344	10,716,974,491
End of Period	**8,182,280,960**	**8,830,437,344**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.016	.016	.010	.017	.033	.063
Distributions:						
Dividends from investment income−net	(.016)	(.016)	(.010)	(.017)	(.033)	(.063)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.17[a]	1.64	1.05	1.67	3.30	6.51
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.10[a]	.10	.10	.10	.10	.10
Ratio of net investment income to average net assets	3.14[a]	1.59	1.04	1.65	3.23	6.28
Net Assets, end of period ($ x 1,000)	8,182,281	8,830,437	10,716,974	9,584,753	9,804,771	8,854,953

[a] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Preferred Money Market Fund (the "fund") is a separate diversified series of Dreyfus Institutional Preferred Money Market Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investment represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $975,340 available to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $23,566 of the carryover expires in fiscal 2012 and $951,774 expires in fiscal 2013.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2005 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee.

The components of Due to The Dreyfus Corporation in the Statement of Assets and Liabilities consist of: management fees $644,690.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of the Company held on July 12-13, 2005, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with the fund's intermediaries. The Board noted that the fund's shares were offered only to institutions. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio and placed significant emphasis on comparisons to a group of comparable funds and to iMoneyNet (with respect to performance) and Lipper averages (with respect to expense ratios). The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same iMoneyNet category as the fund. The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the fund's total return performance was higher than the fund's iMoneyNet and comparison group averages for the one-, three- and five-year periods, and was the second highest and highest of the fund's comparison group for the three- and five-year periods, respectively. The Board members also discussed the fund's expense ratio, noting that the fund's "unitary fee" structure had caused the fund's expense ratio to be lower than the Lipper and comparison group averages. The Board reviewed the range of management fees in the comparison group, noting that the fund's management fee was the lowest.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the Fund (the "Similar Funds"), and noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the Fund. Noting the fund's "unitary fee" structure, the Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Funds had comparable or higher management fees than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the Fund's advisory fees.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, and noted that there were no soft dollar arrangements with respect to trading of the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a fund's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund.

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Institutional
Preferred Money Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0194SA0905

Dreyfus
Institutional Preferred
Plus Money Market Fund

SEMIANNUAL REPORT September 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus®

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER TO SHAREHOLDERS

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Institutional Preferred Plus Money Market Fund for the six-month period ended September 30, 2005. During the reporting period, the fund produced an annualized yield of 3.16%, which, after taking into account the effects of compounding, results in an annualized effective yield of 3.21%.[1]

The Economy

When the reporting period began, higher energy prices and robust employment gains had rekindled investors' inflation concerns. Accordingly, the Federal Reserve Board (the "Fed") continued to raise short-term interest rates. In fact, in the announcement of its March increase of the overnight federal funds rate to 2.75%, which was implemented just days before the start of the reporting period, the Fed noted, "Pressures on inflation have picked up in recent months and pricing power is more evident."

Soon after the Fed's inflation concerns appeared to intensify, weaker-than-expected data in April suggested that the U.S. economy might have hit another soft patch. These concerns proved to be short-lived, as it later was estimated that the U.S. labor market added more jobs than expected in April, and employment statistics for February and March were revised upward. On the other hand, difficulties encountered by the airline and automotive industries were regarded as potential threats to consumer and business confidence and spending.

At its meeting in early May, the Fed increased the federal funds rate to 3%. Yet, evidence of slower economic growth in global markets weighed on investor sentiment. As a result, the 10-year U.S. Treasury bond rallied, with yields falling below 4%. Although economic expectations appeared to improve in June, when the U.S. labor market strengthened further, oil prices rose above $60/barrel, and investors continued to worry that higher energy prices and borrowing costs might hinder economic activity. But when the Fed again hiked the federal funds rate to 3.25% on June 30, it left the language in its accompanying statement unchanged, suggesting that additional rate increases were likely. It later was estimated that U.S. GDP grew at a 3.3% annualized rate during the second quarter of 2005.

In July, it was revealed that non-farm payrolls continued to increase, and the unemployment rate had dropped to 5.0%. These gains helped convince investors that economic growth remained solid. While inflationary pressures appeared to stay contained due to steep discounts from automobile manufacturers and apparel retailers, oil and gas prices continued to escalate.

The economic recovery remained on track in August, and the Fed again raised interest rates, hiking the federal funds rate to 3.5%. On August 29, however, Hurricane Katrina struck the Gulf Coast, leaving in its wake severe human and economic damage. America's largest port was in ruins, New Orleans was rendered uninhabitable and oil prices spiked to more than $70 per barrel.

Hurricane Rita followed just a few weeks later, devastating stretches of the Texas and Louisiana coasts that are home to a significant portion of U.S. oil drilling and refining capacity. According to preliminary estimates from the Congressional Budget Office, the storms and their aftermath could shave between ½% and 1% from U.S. GDP during the second half of 2005.

As a result of heightened economic uncertainty in the storms' wake, some analysts believed that the Fed might pause, refraining from raising interest rates at their September 20 meeting. These forecasts proved to be incorrect, and the Fed increased the federal funds rate for the eleventh consecutive time, to 3.75%. In addition, the Fed signaled that it was not yet finished with its credit-tightening campaign by again commenting that future rate hikes were likely to be "measured." Accordingly, investors revised upward their interest-rate expectations, anticipating that the Fed would continue to raise rates gradually before it concludes that they have reached a level that neither stimulates nor restricts economic growth.

Portfolio Focus

In our judgment, the Fed is likely to continue to raise short-term interest rates over the foreseeable future until they reach a neutral level that neither stimulates nor restricts economic growth.



Patricia A. Larkin
Senior Portfolio Manager

October 17, 2005
New York, N.Y.

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yield provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's annualized yield and annualized effective yield may have been lower.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Institutional Preferred Plus Money Market Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 0.00
Ending value (after expenses)	$1016.00

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

Expenses paid per $1,000†	$ 0.00
Ending value (after expenses)	$1025.07

† Expenses are equal to the fund's annualized expense ratio of .00%; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period). The fund's annualized expense ratio reflects a waiver by The Dreyfus Corporation of its management fee during the reporting period. This waiver is voluntary, not contractual and can be terminated at any time.

STATEMENT OF INVESTMENTS

September 30, 2005 (Unaudited)

Commercial Paper–17.8%	Principal Amount ($)	Value ($)
Abbey National PLC		
3.90%, 10/3/2005	8,000,000	7,998,267
BNP Paribas Finance Inc.		
3.87%, 10/3/2005	8,000,000	7,998,280
Deutsche Bank Financial LLC		
3.88%, 10/3/2005	8,000,000	7,998,276
Prudential Funding		
3.86%, 10/3/2005	8,000,000	7,998,284
UBS Finance (DE) LLC		
3.86%, 10/3/2005	8,000,000	7,998,284
Total Commercial Paper		
(cost $39,991,391)		**39,991,391**

U.S. Government Agencies–36.7%		
Federal Home Loan Banks		
3.18%, 10/3/2005		
(cost $82,611,403)	82,626,000	**82,611,403**

Time Deposits–46.3%		
Amsouth Bank (Grand Cayman)		
3.81%, 10/3/2005	8,000,000	8,000,000
Branch Banking & Trust Co. (Grand Cayman)		
3.87%, 10/3/2005	8,000,000	8,000,000
Calyon (Grand Cayman)		
3.87%, 10/3/2005	8,000,000	8,000,000
Chase Manhattan Bank USA (DE) (Grand Cayman)		
3.87%, 10/3/2005	8,000,000	8,000,000
Citibank (Grand Cayman)		
3.87%, 10/3/2005	8,000,000	8,000,000
Fortis Bank (Grand Cayman)		
3.90%, 10/3/2005	8,000,000	8,000,000
Key Bank (Grand Cayman)		
3.87%, 10/3/2005	8,000,000	8,000,000
Manufacturers & Traders Trust (Grand Cayman)		
3.87%, 10/3/2005	8,000,000	8,000,000
Marshall & Ilsley Bank (Grand Cayman)		
3.81%, 10/3/2005	8,000,000	8,000,000
National City Bank (Grand Cayman)		
3.81%, 10/3/2005	8,000,000	8,000,000

Time Deposits (continued)	Principal Amount ($)	Value ($)
Regions Bank (Grand Cayman) 3.85%, 10/3/2005	8,000,000	8,000,000
Royal Bank Of Canada (Grand Cayman) 3.90%, 10/3/2005	8,000,000	8,000,000
Societe Generale (Grand Cayman) 3.88%, 10/3/2005	8,000,000	8,000,000
Total Time Deposits (cost $104,000,000)		**104,000,000**
Total Investments (cost $226,602,794)	**100.8%**	**226,602,794**
Liabilities, Less Cash and Receivables	**(.8%)**	**(1,836,791)**
Net Assets	**100.0%**	**224,766,003**

Portfolio Summary (Unaudited)[†]

	Value (%)		Value (%)
Banking	60.5	Insurance	3.6
US Government Agencies	36.7		**100.8**

[†]   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	226,602,794	226,602,794
Interest receivable		11,157
		226,613,951
Liabilities ($):		
Cash overdraft due to Custodian		**1,847,948**
Net Assets ($)		**224,766,003**
Composition of Net Assets ($):		
Paid-in capital		224,770,413
Accumulated net realized gain (loss) on investments		(4,410)
Net Assets ($)		**224,766,003**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		224,770,413
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**4,754,604**
Expenses:	
Management fee–Note 2(a)	**154,198**
Less–reduction in management fee due to undertaking–Note 2(a)	(154,198)
Net Expenses	**–**
Investment Income–Net, representing net increase in net assets resulting from operations	**4,754,604**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31, 2005
Operations ($):		
Investment income–Net, representing net increase in net assets resulting from operations	**4,754,604**	**9,086,348**
Dividends to Shareholders from ($):		
Investment income–net	**(4,754,604)**	**(9,086,348)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	2,477,467,136	7,709,688,815
Dividends reinvested	1,766	1,841
Cost of shares redeemed	(2,607,542,729)	(7,578,020,256)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(130,073,827)**	**131,670,400**
Total Increase (Decrease) in Net Assets	**(130,073,827)**	**131,670,400**
Net Assets ($):		
Beginning of Period	354,839,830	223,169,430
End of Period	**224,766,003**	**354,839,830**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2005 (Unaudited)	Year Ended March 31,				
		2005	2004	2003	2002	2001ᵃ
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.016	.017	.011	.016	.030	.027
Distributions:						
Dividends from investment income−net	(.016)	(.017)	(.011)	(.016)	(.030)	(.027)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.19ᵇ	1.69	1.07	1.59	3.08	6.11ᵇ
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.10ᵇ	.10	.10	.10	.10	.10ᵇ
Ratio of net expenses to average net assets	–	–	–	.00ᶜ	.10	.10ᵇ
Ratio of net investment income to average net assets	3.08ᵇ	1.80	1.07	1.45	2.96	6.04ᵇ
Net Assets, end of period ($ x 1,000)	224,766	354,840	223,169	232,377	106	103

ᵃ *From October 16, 2000 (commencement of operations) to March 31, 2001.*
ᵇ *Annualized.*
ᶜ *Amount represents less than .01%.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Institutional Preferred Plus Money Market Fund (the "fund") is a separate diversified series of Dreyfus Institutional Preferred Money Market Funds (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The fund serves as an investment vehicle for certain other Dreyfus funds as well as for other institutional investors. At September 30, 2005, 100% of the funds outstanding shares were held by other Dreyfus funds. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that a net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $4,410 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to March 31, 2005. If not applied, $3,783 of the carryover expires in fiscal 2011 and $627 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2005 was all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At September 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee. The Manager had undertaken from April 1, 2005 through September 30, 2005 to waive its management fee. The reduction in management fee, pursuant to the undertaking, amounted to $154,198 during the period ended September 30, 2005. This waiver is voluntary, not contractual and can be terminated at any time.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At separate meetings of the Board of Trustees of the Company held on July 12-13, 2005, the Board considered the re-approval of the fund's Management Agreement for another one year term, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Company, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to the fund's Management Agreement. The presentation included a detailed summary of the services provided to Dreyfus-managed mutual funds by each business unit within the Manager. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with the fund's intermediaries. The Board noted that the fund's shares were offered only to institutions. The Manager's representatives noted the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including that of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance, management fee and expense ratio and placed significant emphasis on comparisons to a group of comparable funds and to iMoneyNet (with respect to performance) and Lipper averages (with respect to expense ratios). The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same iMoneyNet category as the fund. The Board members discussed the results of the comparisons for various periods ended May 31, 2005, and noted that the fund's one- and three-year total return performance was the highest of the comparison group and was above the average of its iMoneyNet category. The Board members also discussed the fund's expense ratio, noting that the fund had a "unitary fee" structure. The Board members also noted that the Manager had voluntarily waived its management fee for the reporting period pursuant to a undertaking that is not contractual and may be terminated at any time, which had caused the fund's expense ratio to be lower than the Lipper and comparison group averages. The Board reviewed the range of management fees in the comparison group, noting that the fund's management fee was the lowest.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the Fund (the "Similar Funds"), and noted that there were no other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the Fund. Noting the fund's "unitary fee" structure, the Board analyzed the differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided; it was noted that the Similar Funds had comparable or higher management fees than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Funds managed by the Manager to evaluate the appropriateness and reasonableness of the Fund's advisory fees.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund, and noted that there were no soft dollar arrangements with respect to trading of the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that discussions of economies of scale historically have been predicated on increasing assets and that, if a fund's assets had been decreasing, the extent to which the Manager may have realized any economies of scale would be less. The

Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations with respect to the fund.

- The Board concluded that the nature, extent and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board was satisfied with the fund's performance, noting that the fund's one- and three-year total return was the highest of the comparison group.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus Institutional Preferred Plus Money Market Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0286SA0905